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                             September 22, 2023

       Botao Ma
       Chief Executive Officer
       Zhibao Technology Inc.
       Floor 3, Building 6, Wuxing Road, Lane 727
       Pudong New Area, Shanghai 201204

                                                        Re: Zhibao Technology
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed September 8,
2023
                                                            File No. 333-274431

       Dear Botao Ma:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed September 8, 2023

       Cover Page

   1. We note your disclosure that your CSRC filing is still under the CSRC's review and you have not obtained the
final confirmation from the CSRC regarding the completion of the filing process. We also
note that this offering and your listing on Nasdaq are contingent on the completion of
the filing procedures with the CSRC prior to your listing on Nasdaq and that you "will
complete the filing with the CSRC in compliance with the Trial
                                                        Measures prior to
[y]our listing on Nasdaq." In this regard:

                                                              Revise to clarify
what you mean by "completion of the filing process" with the CSRC and "complete the
filing with the CSRC" on the cover page and elsewhere in the prospectus.
 Botao Ma
Zhibao Technology Inc.
September 22, 2023
Page 2
             Please clarify, if true, that you will not complete the offering and listing on Nasdaq without first receiving CSRC approval under the Trial Measures. Include this disclosure on the cover page and pages 8-9, 25, 28, and 39.
             Tell us how you plan to notify investors about receiving the CSRC approval.
Exhibits

2.    We note that certain portions of exhibits 10.1, 10.4, 10.6, 10.7, and
10.9 are
      omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Please refer to Item 601(b)(10)(iv) of
      Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Schroeder at 202-551-3294 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at
202-551-3859 with any other questions.



                                                             Sincerely,
FirstName LastNameBotao Ma
                                                             Division of
Corporation Finance
Comapany NameZhibao Technology Inc.
                                                             Office of Finance
September 22, 2023 Page 2
cc:       Richard I. Anslow
FirstName LastName